Copa Holdings, S.A. to Adopt International Financial Reporting Standards

PANAMA CITY, April 25, 2011 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA), today announced it will change from reporting financial results according to U.S. Generally Accepted Accounting Principles ("US GAAP") to reporting based on International Financial Reporting Standards ("IFRS"). The adoption of IFRS seeks to uniform the reporting standards utilized across Copa Holdings, S.A. and its operating subsidiaries, as well as allow for better comparisons of the company's financial performance with other publicly traded airlines in the region.

As a result, audited financial statements for the year ended 31 December 2010 included in the Company's 2010 annual report (Form 20-F) to be filed in May 2011 with the SEC, and all quarterly and annual financial reports beginning with 1Q11 financial results, will be presented under IFRS. It is important to note that the adoption of IFRS represents an accounting change only, and does not affect the underlying operation of the company's business or its cash flows.

Based on preliminary unaudited 2010 IFRS results, the impact of the adoption of IFRS is expected to result in a US$23.9 million increase in 2010 consolidated net income over unaudited US GAAP results, as well as a US$69.3 million increase in shareholders' equity. These preliminary unaudited IFRS results for the year ended December 31, 2010 are subject to change based on our final IFRS results for the year ended December 31, 2010.

The Company has posted on its website a presentation detailing the main accounting changes and impact related to the adoption of IFRS for the year ended 31 December 2010. To view the presentation you may access it through the following link: http://investor.shareholder.com/copa/events.cfm

About Copa Holdings

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to 52 destinations in 25 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 66 aircraft: 40 Boeing 737NG aircraft and 26 EMBRAER-190s. For more information visitwww.copaair.com.

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CONTACT: Joseph Putaturo, Director Investor Relations, 507-304-2677